82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Thu 22 Apr 2004 02:50:31 AM EDT

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos Weekly Drilling Summary w/e 22 April 2004

Number of pages (incl. cover sheet): 2

dlw 4/26

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Week Ending 22nd April 2004

Wildcat Exploration Wells

Torres 1A

Type	Gas Exploration
Location	Texas, USA West Mercedes Prospect, Hidalgo County.
Status at 0600hrs 21/04/04 (Houston Time)	Installing blowout preventers having set surface casing. The current depth and progress for the week is 769m. The well spudded on17/04/04.
Planned Total Depth	4175m
Interest	Santos Group 25.0% WI
Operator	Suemaur E & P

Enquiries: Mark Kozned
Investor Relations
Ph: 08 8218 5939
Mobile: 0407 747 908
Fax: 08 8218 5131

During the week ending 22nd April, 2004 Santos Limited also participated in 5 delineation and 15 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Thu 15 Apr 2004 01:56:09 AM EDT

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos Weekly Drilling Summary w/e 15 April 2004

Number of pages (incl. cover sheet): 2

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Week Ending 15th April 2004

Wildcat Exploration Wells

NO EXPLORATION DRILLING WAS UNDERTAKEN DURING THE REPORTING PERIOD.

Enquiries:

Graeme Bethune
Investor Relations
Ph: 08 8218 5157
Mobile: 0419 828 617
Fax: 08 8218 5429

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 15th April, 2004 Santos Limited also participated in 4 delineation and 14 development wells.
A complete list of Santos' drilling activity is available from www.santos.com